SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                       to
                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                  Nitches, Inc.
                                (Name of Issuer)

                                  Nitches, Inc.
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                    65476M109
                      (CUSIP Number of Class of Securities)

                                Steven P. Wyandt
                                    President
                                  Nitches, Inc.
                              10280 Camino Santa Fe
                           San Diego, California 92121
                                 (619) 625-2633
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                               James A. Mercer III
                      Luce, Forward, Hamilton & Scripps LLP
                          600 West Broadway, Suite 2600
                               San Diego, CA 92101
                                 (619) 699-2447

                                 August 18, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

===============================================================================
 Transaction Valuation*                                    Amount of Filing Fee
      $4,000,000                                                  $800
===============================================================================

*   Based upon $4.00 cash per share for 1,000,000 shares.

|X| Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $800                       Filing Party: Nitches, Inc.
Form or Registration No.:  Schedule 13E-4           Date Filed: August 18, 1998

Item 8.  Additional Information

         (e) The Company is extending its tender offer to purchase up to 1,000,000 shares of common stock at $4.00 per share until 5:00 p.m. Eastern Daylight Time, on Friday, October 2, 1998. All other terms and conditions of the tender offer remain unchanged.

Item 9.  Material to be filed as Exhibits.

Exhibit 99.(a)-1 -   Form of Offer to Purchase, dated August 18, 1998.(1)

Exhibit  99.(a)-2  - Form of Letter of  Transmittal  (including  Guidelines  for
                     Certification of Taxpayer Identification Number on Substitute Form W-9).(1)

Exhibit 99.(a)-3   - Form of Notice of Guaranteed Delivery.(1)
Exhibit 99.(a)-4   - Form of Letter to Brokers,  Dealers,  Commercial Banks,
                     Trust Companies and Other Nominees.(1)
Exhibit  99.(a)-5  - Form of  Letter to  Clients  for use by  Brokers,  Dealers,
                     Commercial Banks, Trust Companies and Other Nominees.(1)
Exhibit 99.(a)-6   - Press Release issued by the Company on August 11, 1998.(1)
Exhibit  99.(a)-7  - Form of  Letter  to the  Company's  shareholders  from  the
                     President of the Company, dated August 18, 1998.(1)
Exhibit 99.(a)-8   - Form of Letter to Company's 401(k) Plan Participants
Exhibit 99.(a)-9   - Letter to Shareholders extending the Expiration Date.
Exhibit  99.(a)-10 - Form of Press  Release  announcing  the  extension  of the
                     Expiration Date.
Exhibit 99.(g)     - Annual  Report on Form 10-K for the year ended August 31,
                     1997;Quarterly Report on Form 10-Q for the three-month period ended May 31, 1998.(2)
Exhibit 99.(h)     - Independent Auditors' Consent.(1)

--------------------------------
(1)      Filed previously.
(2) The Company's Annual Report on Form 10-K was previously filed with the SEC on August 28, 1997. The Companys Quarterly Report on Form 10-Q was previously filed with the SEC on July 15, 1998.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             NITCHES, INC.



                                             By:/s/ Steven P. Wyandt
                                                -------------------------------
                                                Steven P. Wyandt, President

Dated:  September 16, 1998

                                  Exhibit Index


99.(a)-8          Form of Letter to Company's 401(k) Plan Participants.
99.(a)-9          Letter to Shareholders extending the Expiration Date.
99.(a)-10         Form of Press Release extending the Expiration Date.

                                Exhibit 99.(a)-8

                                  NITCHES, INC.

                           Offer to Purchase for Cash

                   Up to 1,000,000 Shares of its common Stock
                             at a Purchase Price of
                                 $4.00 per Share


To:      Nitches, Inc., 401(k) Plan Participants:

         Enclosed for your consideration are the Offer to Purchase dated August 18, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer") distributed in connection with the offer by Nitches, Inc., a California corporation (the"Company"), to purchase for cash up to 1,000,000 shares of its Common Stock (the "Shares"), at a price of $4.00 per Share, upon the terms and subject to the conditions of the Offer.

         All Shares properly tendered and not withdrawn prior to the expiration of the Offer will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer. The Company will return all Shares not subject to the conditions of the Offer.

         As the Trustee of the Nitches, Inc. 401(k) Plan, Putnam Fiduciary Trust Company ("PFTC") or its nominees are the record holders of Shares held for you in your Plan account(s). As such, they are the only ones who can tender those Shares, and then only pursuant to your instructions. We are sending you the enclosed Letter of Transmittal for your information only.

         Please instruct us as to whether you wish PFTC to tender any or all of the shares held for your Plan account(s) upon the terms and subject to the conditions of the Offer.

         We call your attention to the following:

1. The Offer is not conditioned on any minimum number of Shares being tendered.

2. The Offer and withdrawal rights expire at 5:00 p.m., Eastern Daylight time, on Wednesday, September 16, 1998, unless the Offer is extended.

3. The Offer is for up to 1,000,000 Shares, constituting approximately 49.70% outstanding as of August 18, 1998.

4. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes in connection with the Company's purchase of Shares pursuant to the Offer.

         If you want to tender any or all of your Shares in your Plan account(s) (held by PFTC for you), please so instruct us by completing, executing and returning the attached instruction form to American Securities Transfer and Trust Company, Inc. An envelope to return your instructions to us is enclosed. If you authorize us to tender those Shares, we will tender all such Shares unless you specify otherwise on the attached instruction form.

         YOUR INSTRUCTIONS SHOULD BE FORWARDED IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON WEDNESDAY, SEPTEMBER 16, 1998 UNLESS THE OFFER IS EXTENDED.

         As described in Section 1 of the Offer to Purchase, in the event that prior to the expiration of the Offer a greater number of Shares than 1,000,000 Shares are properly tendered and not withdrawn, the Company will accept all Shares properly tendered and not withdrawn prior to the expiration of the Offer on a pro rata basis (with adjustments to avoid purchase of fractional Shares) based upon the number of such Shares.

         The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tender be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by a registered broker or dealer licensed under the laws of such jurisdiction.

          If you have any questions concerning the Offer or the procedure for tendering your Plan Shares, you may contact D. F. King & Co., Inc. at (800) 347-4750.


          NITCHES, INC.

             Instructions with Respect to Offer to Purchase for Cash
                     up to 1,000,000 Shares of Common Stock

                                       of

                                  NITCHES, INC.

                             At a Purchase Price of
                                 $4.00 per Share


To:      American Stock Transfer & Trust:

         The undersigned acknowledge(s) receipt of Nitches, Inc.'s letter and the enclosed Offer to Purchase dated August 18, 1998 and the related Letter of Transmittal (which together constitute the "Offer") in connection with the offer by Nitches, Inc., a California corporation (the "Company"), to purchase for cash up to 1,000,000 Shares of its Common Stock (the "Shares"), at a price of $4.00 per Share, upon the terms and subject to the conditions of the Offer.

         The undersigned hereby instruct(s) you to cause to be tendered to the Company the number of Shares specified below or, if no number is specified, all Shares held for the account of the undersigned in the Nitches, Inc. 401(k) Plan account, upon the terms and subject to the condition of the Offer.

         Aggregate number of Shares to be tendered for the undersigned.

                  ___________ Shares


                                                   SIGNATURE(S)

Signature(s)_______________________________________________________________
Dated: ______________________________________________________________, 1998
Name(s) and Address(es) (Please Print)_____________________________________
___________________________________________________________________________
___________________________________________________________________________
Area Code(s) and Telephone Number(s)_______________________________________
Taxpayer Identification or Social Security Number(s)_______________________

                                Exhibit 99.(a)-9



                             Letter to Shareholders



                               September 16, 1998




To Our Shareholders:

Nitches, is extending its offer to purchase up to 1,000,000 shares of its common stock (representing approximately 49.70% of the currently outstanding shares) through a tender offer at $4.00 per share until 5:00 p.m., Eastern Daylight Time, on Friday, October 2, 1998. The offer is not subject to any minimum tender being received, but shares tendered are subject to acceptance on a pro rata basis in the event that more than 1,000,000 shares are tendered. The tender offer is explained in detail in the Offer to Purchase and Letter of Transmittal which were previously delivered to you. Except as described in this letter, all of the terms and conditions of the tender offer remain unchanged. If you have already tendered your shares, you do not need to take any additional action at this time.

If you have not tendered your shares and wish to do so, detailed instructions on how to tender shares are included in the previously delivered materials. I encourage you to read these materials carefully before making any decisions with respect to the tender offer. Additional copies of these materials can be obtained from D.F. King & Co., Inc. at (800) 347-4750.

Sincerely,



Steven P. Wyandt
President

                                Exhibit 99.(a)-10

                              Form of Press Release



                              FOR IMMEDIATE RELEASE



SUBJECT: Expiration Date for Tender Offer extended to 5:00 p.m., Eastern Daylight Time, October 2, 1998.


CONTACT:        Steven P. Wyandt (619) 625-2633



          SAN DIEGO, CALIFORNIA,  SEPTEMBER 15, 1998 -- Nitches, Inc. (NASDAQ --
          NICH) announced today that it has extended the expiration date of its recent tender offer for its shares until 5:00 p.m., Eastern Daylight Time, October 2, 1998. The original Offer to Purchase up to 1,000,000 shares of outstanding common stock for a cash price $4.00 per share was to expire at 5:00 p.m. Eastern Daylight Time, September 16, 1998. All other terms and conditions to the tender offer remain unchanged.

          Additional information may be obtained from the information agent for the offer, D.F. King & Co., Inc. at (800) 347-4750.



                                      # # #